UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

VictoryBase Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	85-3850063 (I.R.S. Employer Identification No.)

PO Box 617

Roanoke, TX 76262

(Mailing Address of principal executive offices)

469-694-2707

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in the post-effective amendment to our Offering Circular dated April 26, 2023, and any and all amendments thereto (the “Offering Circular”), and elsewhere in this Semiannual Report.

Forward-looking Statements

This section contains certain statements that may include “forward-looking statements”. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipate,” “optimistic,” “intend,” “will” or other similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in our periodic reports that are filed with the SEC. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Other than as required under applicable securities laws, we do not assume a duty to update these forward-looking statements.

Financial Statement Presentation:

The financial statements presented in this Semiannual Report are the combined financial statements of VictoryBase Corporation (“VBC”) and its affiliates, including VictoryBase Holdings LLC (“VBH” or “Holdings”), VictoryBase SC1, LLC (“VBS” or “SC1”), and VictoryBase NY1, LLC (“VBNY” or “NY1”).

Operating Results:

The revenues of VBC and its affiliates changed from $1,057,451 for all of 2022 and $434,925 for the first 6 months of 2022, to $880,497 for the first 6 months of 2023, mostly as a result of VBC having all 48 homes from VBS under our control and the addition of VBNY’s 50 units on February 1, 2023. The revenue of VBS was $630,860, and the revenue of VBNY was $251,492.

The operating income of VBC and its affiliates changed from $221,285 during 2022 and a loss of $145,842 for the first 6 months of 2022, to $142,174 during the first six months of 2023.  The operating income of VBC and its affiliates changed was driven in part by the fact that there was additional revenue from having more assets held under VBH. The general and administrative expenses of VBC and its affiliates was $278,730 during the first 6 months of 2023, up from $161,430 during the first 6 months of 2022. The increase in general and administrative expenses was due primarily to our Regulation A legal costs and our refinancing costs associated with the Fannie Mae loan.

Liquidity and Capital Resources:

We have limited liquidity and capital resources, and we will require additional funding in order to implement our business plan.

We anticipate funding our liquidity and capital resources needs in part by sales of common stock of VBC. We also anticipate continuing to use equity of VBH and debt financing to acquire VictoryBase Properties and entities that hold VictoryBase Properties. For example, we have previously funded such acquisitions as outlined in the following paragraphs. From time to time, and at the sole discretion of VictoryBase Management, VBH may use funds to purchase Class A units back from VBRE.

In January 2023, VBH exercised its right under the Control Agreement among VBH, VBRE, and VBS to require VBRE to contribute all of the membership interests in VBS to VBH. In connection with such contribution, VBH issued 715,065 Class A Units of VBH to VBRE, and VBH assumed approximately $7,900,000 of debt from VBS. Upon such contribution, the Control Agreement was terminated by mutual agreement of the parties.

In February 2023, VBNY acquired 50 apartment homes in a single community in Sackets Harbor, New York, each of which is now a VictoryBase Property. The purchase price for such homes was approximately $7.9 million. To fund VBNY’s acquisition of such 50 VictoryBase Properties, VBRE purchased 30,000 Class C Units of VBH in exchange for $300,000. Next, VBH contributed $300,000 into VBNY. In exchange for the conveyance of the VictoryBase Properties in Sackets Harbor, New York to VBNY, VBNY (i) paid the seller $5,900,000 in cash, and (ii) issued to the seller $2,000,000 preferred membership interests of VBNY. VBNY borrowed approximately $5,900,000 from a local savings bank to fund the cash portion of this acquisition. This loan is guaranteed by VBH and VBRE

Class C Units of VBH collectively track the value of the VBH’s interests in the common membership interests of VBNY. VBH will separately account for its ownership of common membership interests of VBNY, and all distributions related to such interests (and the proceeds of such interests) will be distributed exclusively to the holders of Class C Units of VBH. Likewise, all profits and losses related to VBH’s ownership of common membership interests of VBNY will be allocated exclusively to holders of Class C Units of VBH. The Manager of VBH may convert the Class C Units into Class A Units of VBH of equivalent value after January 1, 2025, or earlier with the consent of holders of a majority of the Class C Units.

A substantial portion of VictoryBase RE, LLC (“VBRE”)’s real estate acquisition activities (including its funding of VBS prior to the contribution of VBS to VBH in January 2023) have been funded by The Tom Paquin Irrevocable Trust. In June of 2023, VBS refinanced a loan of $7,657,979 from Bank OZK by taking out a new loan of $9,361,000 from Fannie Mae. As of June 30, 2023, we had $1,205,475 in cash, $182,606 of this cash is held in a separate account and consists of resident security deposits.

Revenue Recognition Practices:

Changes to our company operating structure in 2022 have impacted how we have accounted for revenue. Initially:

•	VBC entered into Base Agreements with our customers, thereby causing VBC to recognize revenue from Base Agreements at the VBC level in the amount of the Base Payments;
•	VBC entered into Control Agreements with VBH, thereby causing VBH to recognize revenue at the VBH level in the amount of control fees; and
•	VBH entered into Sub-Control Agreements with VBS, thereby causing VBS to recognize revenue at the VBS level.

Likewise, VBC recognized an expense related to Control Fees under the Control Agreements, and VBH recognized an expense related to Sub-Control Fees under the Sub-Control Agreements

To accommodate the request of our new lender, we reorganized our company operating structure by causing VBC to assign its rights to VBS under the Base Agreements.

As a result of the reorganization of our company operating structure described above, VBC experienced a decrease in both revenues and expenses recognized by VBC.

Nonetheless, we continue to have Control Agreements and Sub-Control Agreements in place to (i) allow VBC the right to return to its previous practice of entering into Base Agreements directly, if VBC so desires, and (ii) maintaining the mechanism to require the owners of entities that own VictoryBase Properties to contribute the ownership of such entities to VBH, if VBH so elects.

Going forward, we expect that new VictoryBase Properties will employ these control and sub-control agreements, with reduced revenues and expenses recognized by VBC, with the ability to require a contribution of the new VictoryBase Property. More information can also be found herein or in Note B of our 2022 audited financials filed with our annual report on Form 1-K filed May 1, 2023.

Trend Information

Over the past six months we’ve seen increases in both the value of the properties that we control and properties that we are seeking to acquire.  In more recent months, such increases have continued to slow due to increased interest rates from 1 year ago and other macroeconomic factors.  We anticipate interest rates remain at the current levels in the months ahead, thereby reducing home prices (or at least slowing the growth in the increase in prices), thereby making future property acquisitions more attractive.

Item 3. Financial Statements

For this semi-annual report, VictoryBase management presents combined financials to ensure clarity and succinctness as investors examine VictoryBase Corporation and its affiliated entities detailed in this Form 1-SA. This approach aligns with our Form 1-K issued on May 01, 2023. We are considering presenting either combined or consolidated financials in our report on Form 1-K for the period concluding on December 31, 2023.

VictoryBase Corporation and Affiliates

Balance Sheet (unaudited)

As of June 30, 2023 and December 31, 2022

Assets	June 30, 2023	December 31, 2022
Current assets
Cash	$1,240,053	$742,136
Accounts receivable	8,852	4,646
Related party receivable	805	—
Prepaid offering costs	402,242	264,280
Total current assets	1,651,952	1,011,062

Property and equipment, net	18,111,206	10,613,849
Other assets	517,403	—
Total assets	20,280,562	11,624,911

Liabilities and Stockholder’s Equity(Deficit)
Current liabilities
Accounts payable	20,686	2,438
Accrued expenses	—	295,372
Related party payable	1,009,944	495,860
Deferred revenue	33,138	12,281
Note payable - current portion	182,606	17,345
Total current liabilities	1,246,374	823,296

Notes payable	15,243,869	7,832,655
Total liabilities	16,490,243	8,655,951

Stockholder’s equity (deficit)
Class A common stock, $0.001 par, 10,000,000 authorized,
1,000,000 issued and outstanding as of June 30, 2022, 2021 and 2020	1,700	25
Class B common stock, $0.001 par, 1,000,000 authorized, issued and	—	—
outstanding as of June 30, 2023, and December 31, 2022	—	1,000
Member's equity	299,999	975
Preferred Equity	(40,000)	—
Additional paid in capital	4,288,382	3,182,387
Retained earnings	(759,762)	(215,427)
Total stockholder’s equity(deficit)	3,790,319	2,968,960
	$20,280,562	$11,624,911

VictoryBase Corporation and Affiliates

Combined Balance Sheet (unaudited)

As of June 30, 2023 and December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase NY1, LLC	VictoryBase SC1, LLC	Combined as of June 30, 2023	Combined as of December 31, 2022
Assets
Current assets
Cash	$100,697	$—	$173,372	$965,985	$1,240,053	$742,136
Accounts receivable	1,200	—	2,550	5,102	8,852	4,646
Related party receivable	—	—	—	805	805	—
Prepaid expenses	—		8,835	34,833	43,669	—
Prepaid offering costs	402,242	—	—	—	402,242	264,280
Other current assets			7,775	7,420	15,195	—
Total current assets	504,139	—	192,532	1,014,145	1,710,816	1,011,062

Property and equipment, net	—	—	7,855,332	10,255,874	18,111,206	10,613,849
Closing/Start-up cost	—		195,182	91,693	286,875	—
Escrow	—	—		171,665	171,665	—
Total assets	504,139	—	8,243,046	11,533,377	20,280,562	11,624,911

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	—	—	12,664	8,022	20,686	2,438
Accrued expenses	—	—	—	—	—	295,372
Prepaid rent from residents	—	—	7,875	25,263	33,138	495,860
Related party payable	653,933	3,488	44,321	308,202	1,009,944	12,281
Security Deposits from Residents	83,520	—	70,050	29,036	182,606	17,345
Total current liabilities	737,453	3,488	134,910	370,523	1,246,374	823,296

Notes payable	—	—	5,882,869	9,361,000	15,243,869	7,832,655

Total liabilities	737,453	3,488	6,017,779	9,731,523	16,490,243	8,655,951

Stockholders’ equity
Common stock Class A	1,700	—		—	1,700	25
Common stock Class B		—		—	—	1,000
Preferred equity			(40,000)	—	(40,000)	975
APIC	2,000	—	2,000,000	2,286,382	4,288,382	—
Retained earnings	(237,014)	(3,488)	(34,732)	(484,528)	(759,762)	3,182,387
Members’ equity		—	299,999	—	299,999	(215,427)
Total stockholders’ equity	(233,314)	(3,488)	2,225,267	1,801,854	3,790,319	2,968,960

Total liabilities and stockholders’ equity	$504,139	$—	$8,243,046	$11,533,377	$20,280,562	$11,624,911

VictoryBase Corporation and Affiliates

Combined Balance Sheet (unaudited)

As of June 30, 2022 and December 31, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Combined as of June 30, 2022	Combined as of December 31, 2021
Assets
Current assets
Cash	$201,608	$—	$122,840	$324,448	$149,546
Accounts receivable	5,343	—	—	5,343	—
Related party receivable	—	—	91,298	91,298	167,366
Prepaid offering costs	198,548	—	—	198,548	—
Total current assets	405,499	—	214,137	619,636	316,912

Property and equipment, net	—	—	10,584,157	10,584,157	6,055,347
Other Assets	—	308	163,617	163,925	327,528
Total assets	$405,499	$308	$10,961,911	$11,367,718	6,699,787

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$—	$6,239	$6,239	2,818
Accrued expenses	111,754	—	76,571	188,325	83,999
Related party payable	405,809	508	7,616	413,933	455,631
Security Deposits from Residents	108,470	—	—	108,470	47,795
Total current liabilities	626,033	508	90,426	716,967	590,243

Notes payable	—	—	7,657,979	7,657,979	2,643,201

Total liabilities	626,033	508	7,748,405	8,374,946	3,233,444

Stockholders’ equity
Common stock Class A	25	—	—	25	25
Common stock Class B	1,000	—	—	1,000	1,000
APIC	—	—	3,420,585	3,420,585	3,672,575
Retained earnings	(222,534)	(200)	(207,079)	(429,813)	(208,232)
Members’ equity	975	—	—	975	975
Total stockholders’ equity	(220,534)	(200)	(207,079)	2,992,772	3,466,343

Total liabilities and stockholders’ equity	$405,499	$308	$7,541,327	$11,367,718	6,699,787

VictoryBase Corporation and Affiliates

Statements of Operations (unaudited)

For the period ending June 30, 2023 and June 30, 2022

	June 30, 2023	June 30, 2022
Revenues	$880,447	$434,925
Operating expense
Depreciation expense	398,438	371,974
General and administrative	278,730	161,430
Maintenance expense	58,315	47,364
Property tax expense	2,790	—
Total operating expenses	738,273	580,767
Operating income (loss)	142,174	(145,842)

Other income (expense):
Other income	51,442	—
Interest expense	(476,034)	(113,682)
Net income before income taxes	(282,418)	(259,524)
Income tax benefit (expense)	—	—
Net income	$(282,418)	$(259,524)

VictoryBase Corporation and Affiliates

Combined Statements of Operations (unaudited)

For the period ending June 30, 2023 and June 30, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase NY1, LLC	VictoryBase SC1 LLC	Combined as of June 30, 2023	Combined as of June 30, 2022

Revenues	$(1,905)	$—	$251,492	$630,860	$880,447	$434,925

Operating expenses
Depreciation expense	—	—	123,891	274,547	398,438	371,974
General and administrative	23,170	—	43,959	211,601	278,730	161,430
Maintenance expense	—	—	22,697	35,618	58,315	47,364
Property tax expense	—	—	707	2,083	2,790	—
	23,170	—	191,254	523,849	738,273	580,767

Operating loss	(25,075)	—	60,237	107,011	142,174	(145,842)

Other income (expense)	—	—	403	51,039	51,442	—
Interest expense	—	—	(71,615)	(404,419)	(476,034)	(113,697)
	—	—	(71,212)	(353,380)	(424,592)	(113,697)

Net income (loss) before taxes	(25,075)	—	(10,975)	(246,369)	(282,418)	(259,539)

Income tax benefit	—	—	—	—	—	—
Net income (loss)	$(25,075)	$—	$(10,975)	$(246,369)	$(282,418)	$(259,539)

VictoryBase Corporation and Affiliates

Combined Statements of Operations (unaudited)

For the period ending June 30, 2022 and June 30, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Combined as of June 30, 2022	Combined as of June 30, 2021

Revenues	$434,925	$430,027	$430,027	$(860,054)	$434,925	$10,418

Operating expenses
Depreciation expense	—	—	371,974	—	371,974	18,331
General and administrative	19,200	—	142,230	—	161,430	102,876
Maintenance expense	—	—	47,364	—	47,364	310
Property tax expense	—	—	—	—	—	—
Subcontrol/Control agreement expense	430,027	430,027	—	(860,054)	—	—
	449,227	430,027	561,567	(860,054)	580,767	121,518

Operating loss	(14,302)	—	(131,541)	—	(145,842)	(111,100)

Other income (expense)
Interest expense	—	—	(113,697)	—	—	—
	(14,302)	—	(245,238)	—	(259,539)	(111,100)

Net income (loss) before taxes	(14,302)	—	(245,238)	—	(259,539)	(111,100)

Income tax benefit	—	—	—	—	—	—
Net income (loss)	$(14,302)	$—	$(245,238)	$—	$(259,539)	$(111,100)

VictoryBase Corporation and Affiliates

Statements of Cash Flows (unaudited)

For the period ending June 30, 2023 and June 30, 2022

	June 30, 2023	June 30, 2022
Cash from operating activities
Net Income	$(282,418)	$(145,842)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	398,438	371,974
Increase (decrease) in cash due to changes in:
Accounts Receivable	(3,006)	(5,343)
Accounts payable	18,248	3,421
Other liabilities	(156,435)	165,001
Deferred revenue	20,857	—
Net cash provided by operating activities	(4,316)	389,211

Cash flows from investing activities
Escrow deposits	(179,440)	327,528
Net purchase of property and equipment	(8,182,670)	(5,064,402)
Net cash used by investing activities	(8,362,109)	(4,736,873)

Cash flows from financing activities
Proceeds from notes payable	7,393,869	5,014,777
Contribution by shareholder	2,299,937	—
Distributions to shareholder	(1,173,603)	(327,528)
Related party receivable	(805)	(91,298)
Related party payable	477,906	(42,205)
Prepaid offering costs	(133,746)	(31,182)
Net cash provided by financing activities	8,863,559	4,522,564
Net increase in cash	497,133	174,902
Cash, beginning of period	742,920	149,546
Cash, end of period	$1,240,053	$324,448

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	(476,034)	(113,697)
Cash payments for taxes	—	—

Non-cash financing activities Share return	—	—

VictoryBase Corporation and Affiliates

Combined Statements of Cash Flows (unaudited)

For the period ending June 30, 2023 and June 30, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase NY, LLC	VictoryBase SC1 LLC	Combined as of June 30, 2023	Combined as of June 30, 2022
Cash from operating activities
Net Income	$(25,075)	$—	$(10,975)	$(246,369)	$(282,418)	$(145,842)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	—	—	123,891	274,547	398,438	371,974
Increase (decrease) in cash due to changes in:
Accounts Receivable	1,700	—	(2,550)	(456)	(3,006)	(5,343)
Accounts payable	—	—	12,664	5,583	18,248	3,421
Other liabilities	(17,729)	—	61,214.59	(199,921)	(156,435)	165,001
Deferred revenue	(3,715)	—	7,875	16,697	20,857	—
Net cash provided by operating activities	(44,819)	—	192,120	(149,918)	(4,316)	389,211

Cash flows from investing activities
Escrow deposits	—	—	(7,775)	(171,665)	(179,440)	327,528
Net purchase of property and equipment	—	—	(8,174,405)	(8,265)	(8,182,670)	(5,064,402)
Net cash used by investing activities	—	—	(8,182,180)	(179,930)	(8,362,109)	(4,736,873)

Cash flows from financing activities
Proceeds from notes payable	—	—	5,882,869	1,511,000	7,393,869	5,014,777
Contribution by shareholder	1,700	—	2,299,999	(562)	2,299,937	—
Distributions to shareholder	—	—	(40,000)	(1,133,603)	(1,173,603)	(327,528)
Related party receivable	—	—	—	(805)	(805)	(91,298)
Related party payable	154,893	—	20,563	302,450	477,906	(42,205)
Prepaid offering costs	(133,746)	—	—	—	(133,746)	(31,182)
Net cash provided by financing activities	22,847	—	8,163,432	678,481	8,863,559	4,522,564
Net increase in cash	(21,972)	—	173,372	348,634	497,133	174,902
Cash, beginning of period	125,569	—	—	617,351	742,920	149,546
Cash, end of period	$103,597	$—	$173,372	$965,985	$1,240,053	$324,448

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	—	—	(71,615)	(404,419)	(476,034)	(113,697)
Cash payments for taxes	—	—	—	—	—	—

Non-cash financing activities Share return	—	—	—	—	—	—

VictoryBase Corporation and Affiliates

Combined Statements of Cash Flows (unaudited)

For the period ending June 30, 2022 and June 30, 2021

	VICTORYBASE CORPORATION	VICTORYBASE HOLDINGS LLC	VICTORYBASE SC1 LLC	Combined as of June 30, 2022	Combined as of June 30, 2021
Cash from operating activities
Net Income	$(14,302)	$—	$(131,541)	$(145,842)	$(111,100)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	—	—	371,974	371,974	18,331
Increase (decrease) in cash due to changes in:
Accounts Receivable	(5,343)	—	—	(5,343)	—
Accounts payable	—	—	3,421	3,421	—
Other liabilities	159,264	—	5,738	165,001	35,352
Net cash provided by operating activities	139,619	—	249,591	389,211	(57,416)

Cash flows from investing activities
Escrow deposits	—	—	327,528	327,528	(795,844)
Net purchase of property and equipment	—	—	(5,064,402)	(5,064,402)	(2,955,190)
Net cash used by investing activities	—	—	(4,736,873)	(4,736,873)	(3,751,034)

Cash flows from financing activities
Proceeds from notes payable	—	—	5,014,777	5,014,777	—
Contribution by shareholder	—	—	—	—	3,675,024
Distributions to shareholder	—	—	(327,528)	(327,528)	—
Related party receivable	—	—	(91,298)	(91,298)	(8,070)
Related party payable	20,607	—	(62,812)	(42,205)	181,675
Prepaid offering costs	(31,182)	—	—	(31,182)	(21,746)
Net cash provided by financing activities	(10,575)	—	4,533,139	4,522,564	3,826,884
Net increase in cash	129,044	—	45,858	174,902	18,434
Cash, beginning of period	72,564	—	76,982	149,546	2,000
Cash, end of period	$201,608	$—	$122,840	$324,448	$20,434

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	—	—	$113,697	$113,697	$—
Cash payments for taxes	—	—	—	—	—

VictoryBase Corporation and Affiliates

Combined Statements of Stockholders’ Equity (Deficit) - (unaudited)

For the period ending June 30, 2023 and June 30, 2022

	Class A Common Stock	Class A Common Stock Par $.001	Class B Common Stock	Class B Common Stock Par $.001	Additional Paid in Capital	Retained Deficit	Noncontrolling Interest	Total Equity
Balance, December 31, 2021	25,000	$25	1,000,000	$1,000	$975	$(208,232)	$3,672,575	$3,466,343
Contribution by shareholder	—	—	—	—	—	—	—	—
Share forfeiture	—	—	—	—	—	—	—	—
Distributions to shareholder	—	—	—	—	—	—	(327,528)	(327,528)
Net loss	—	—	—	—	—	(14,302)	(131,541)	(145,843)
Balance, June 30,2022	25,000	$25	1,000,000	$1,000	$975	$(222,534)	$3,213,506	$2,992,972

Balance, December 31, 2022	25,000	$25	1,000,000	$1,000	$975	$(215,427)	$3,182,387	$2,968,960
Class A share issuance	170	1700.00	—	—	—	—	—	1700
Class B share issuance	—	—	—	—	—	—	—	—
Contribution by shareholder	—	—	—	—	—	—	2,000,000	2,000,000
Share forfeiture	—	—	—	—	—	—	—	—
Distributions to shareholder	—	—	—	—	—	—	(1,133,603)	(1,133,603)
Dividends per share	—	—	—	—	(40,000.00)	—	—	(40,000.00)
Net loss	—	—	—	—	—	(25,074.84)	(257,343.15)	(282,417.99)
Balance, June 30, 2023	25,170	$1,725	1,000,000	$1,000	$(39,025)	$(240,502)	$3,791,441	$3,514,639

Note A – Nature of Business and Organization

VictoryBase Corporation and Affiliates refers to the combined accounts of the following group of companies:

VictoryBase Corporation and Affiliates ("VBC"); VictoryBase Holdings, LLC ("VBH" or “Holdings”); VictoryBase SC1, LLC (“VBS" or “SC1”); and VictoryBase NY 1, LLC (“VBNY” or “NY1”) (hereinafter collectively referred to as the "Company”).

The following summarizes the background of each of the companies included in the accompanying combined financial statements:

•	VBC was incorporated in August 2020 in the State of Delaware. Headquartered in Southlake, Texas. The Company provides the opportunity to invest in a portfolio of residential real estate assets to investors who have, until recently, had limited access to these types of investments.
•	VBH was formed in December 2020 as a Texas Limited Liability Company. The Company is a holding company for VBS and for VBNY, and is a lessor to VBC.
•	VBS was formed in February 2021 as a Texas Limited Liability Company. The Company purchases and holds homes for occupancy by residents that make a Base Payment, which is similar to rent.
•	NY1 was formed in November 28, 2022 as a Texas Limited Liability Company. The Company purchases and holds apartment homes for occupancy by residents that make a Base Payment, which is similar to rent.

VBC is building a nationwide network of residential real estate properties located near United States military bases, which will be made available for occupancy by military servicemembers and other individuals and families seeking housing in such locations.

In addition to providing housing at affordable prices, VBC plans to offer its customers and other investors the opportunity to invest in VBC by offering shares of its stock for sale. VBC believes that VBC will benefit from customers electing to reside in a home and purchasing shares.

Note B – Significant Accounting Policies

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

The accompanying combined financial statements include the accounts of VBC, VBH, NY1 and VBS, which are under common ownership and management and are related in their operations. All significant intercompany balances and transactions have been eliminated in combination.

Recently Issued Accounting Standards Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases took effect for all non-public companies for fiscal years beginning after December 15, 2021. Adoption of this standard did not have a material impact on the combined financial statements.

On December 18, 2019, FASB issued Accounting Standards Update ASU 2019-12, Income Taxes (Topic 740), on Simplifying the Accounting for Income Taxes. The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of combined financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Adoption of this standard did not have a material impact on the combined financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high-quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. As of December 31, 2022 and June 30, 2021 cash balances exceeded FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost and if applicable, minus depreciation. Major additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expenses currently. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term, while all other assets are depreciated over estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets such as property, plant and equipment and intellectual property subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2022 and 2021.

Revenue Recognition

Revenue was recognized in accordance with ASC 840, Leases, for the year ending December 31, 2021 and, in accordance with changes in guidance noted above, ASC 842, Leases, for the year ending December 31, 2022 and June 30, 2023. The Company records lessor accounting, as income over the life of the lease, with income recognized when the monthly installments fall due, irrespective of when actual collection is made.

From inception to September 2022, VBC’s contracts were direct with the customers. In September, 2022, the Company assigned the Base Agreements between it and each customer to VBS. The Company recognizes all revenue at a point in time when the Company’s performance obligation is completed. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Payment is received once approved by the customer in accordance with each contract’s payment terms. Sales taxes and other similar taxes are excluded from revenue.

Deferred revenue consists of prepaid rent and fees. Deferred revenue at December 31, 2022 and the first half of 2023, ending June 30 is not material.

Income Taxes The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022. The Company’s 2021 and 2022 tax year is open for examination for federal and state taxing authorities. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Organizational, Equity Transaction and Related Costs Organization and equity transaction costs of the Company are initially being paid by the Company or their affiliates on behalf of the Company. These organization and equity transaction costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s Articles of Incorporation (the “Articles of Incorporation”) dated August 13, 2020, and the Amendment and Restatement thereof on December 21, 2020, the Company will be obligated to reimburse the Company, its affiliates, or related parties as applicable, for organization and offering costs paid by them on behalf of the Company. The Company may make reimbursement payments in one or more installments. As of June 30, 2023, the Company has recorded $1,009,944 in related party payables in the accompanying balance sheet. Fair Value ASC 820-10-05 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820-10-05 are described below:

Level 1 - Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs, other than quoted market prices in active markets that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 - Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from the investment advisor. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for the investments existed. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's goodwill is considered to be a non-recurring fair value measurement.

Note C – Property, Plant and Equipment, Net

The Company's property, plant and equipment at June 30, 2023, December 31, 2022 and 2021 consist of the following:

	As of June 30, 2023	2022	2021	Schedule
Houses	$18,838,735	$10,965,428	$6,136,863	20 years
Furniture and fixtures	362,288	339,801	77,046	7 years
Total depreciable property and equipment	19,201,023	11,305,229	6,213,909
Less: accumulated depreciation	(1,089,818)	(691,380)	(158,562)
Net property, plant, and equipment	$18,111,206	$10,613,849	$6,055,347

Total depreciation expense for the year ended December 31, 2022 and 2021, was approximately $533,000 and $159,000, respectively. The total depreciation expense for the semi-annual report through June 20, 2023 is $1,089,818.

Note D – Note Payable

On September 8, 2021, the Company entered into a Note Payable Agreement (“Note Payable”) for a maximum of $7,850,000 with a financial institution for the financing of 48 homes. The Note Payable was paid off on June 2, 2023, when VBS also entered into a new Note Payable Agreement (“Note Payable VBS”) with Walker & Dunlop, LLC for $9,361,000. Note Payable VBS accrues interest only at a fixed rate of 5.60% with interest payable on a monthly basis with full term of 120 months. The New Note Payable is collateralized by the properties and is guaranteed by an owner.

On February 10, 2023, NY1 entered into a Note Payable Agreement (“Note Payable NY1”) for $5,915,000 with principal and interest based on a 25-year amortization and maturity date of March 2048. The interest rate is 5.0%.

Note E – Related Party Transactions

The Company had a related party payable to its majority shareholder from working capital funding of approximately $1,009,944 as of June 30, 2023. See Note F for further discussion of ownership transactions.

As described in Note F, during the year ended December 31, 2021, the sole shareholder of a related party forfeited 975,000 shares of Class A common stock.

Note F – Stockholder’s Equity

Common Stock

As of December 31, 2020, the total number of shares of all classes of stock that VBC is authorized to issue is Eleven Million (11,000,000), consisting of:

1. Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the “Class A Common Stock”); and

2. One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”).

Each share of Class A Common Stock shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

Each share of Class B Common Stock shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote.

Except as otherwise required in the Amended and Restated Articles of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters.

The Class A Common Stock, as a class, holds 100% of the economic interests of the Company. The Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company sold 1,000,000 Class A Common Stock to Victory Base RE, LLC (“VBRE”) for $1,000 and has sold 1,000,000 shares of Class B Common Stock, non-economic super-voting (1,000,000 votes per share) shares to VBRE for $1,000 during the period from inception to December 31, 2020. During fiscal 2021 an agreement was reached with the sole shareholder to forfeit 975,000 shares of Class A stock.

During the year ended December 31, 2021, a shareholder contributed approximately $6,300,000 and received distributions, as a return of capital, of approximately $2,355,000 related to VBS.

During the year ending December 31, 2022, the remaining funds held in escrow were refunded to VBS. As a result, a shareholder distribution, as a return of capital, of approximately $327,500 to VBRE.

During the first half of 2023 for the period ending June 30, 2023, VBH implemented its Third Amendment to the original Limited Liability Company Agreement dated December 9, 2020. This Third Amendment introduces provisions allowing members to receive a disproportionate distribution under specific conditions. As a reflection of these provisions, VictoryBase RE, LLC has received multiple distributions cumulatively totaling approximately $1,445,039. In relation to these aggregated distributions VBRE has consequently agreed to relinquish 144,504 units of its stake in the company.

VBC conducted an offering of up to $75,000,000 of our Class A Common Stock pursuant to an exemption from registration afforded by Regulation A, Tier 2  in accordance with the terms of our offering statement on Form 1-A (the “Form 1-A”) dated January 28, 2022 (filed February 1, 2022), which was qualified March 9, 2022, as supplemented by the Supplements thereto, dated January 30, 2023 and March 31, 2023. We sold an aggregate amount of $1700 of Class A Common Stock in the Offering. The Subscription Agreements created an installment sale on a monthly basis. As of June 30, 2023, 90 units were sold for $900 and an additional 80 units are committed to be purchased for $800.

VictoryBase Corporation and Affiliates

Note G – Income Taxes

	2022	2021
Income tax provision (benefit) at statutory rate of 21%	$(35,670.00)	$(13,500.00)
State taxes at 0%, net of federal benefit	—	—
Nondeductible items	—	—
Subtotal	$(35,670.00)	$(13,500.00)
Change in valuation allowance	$35,670.00	$13,500.00
Income Tax Expense	$—	$—
Net deferred tax assets and liabilities were comprised of the following:
Net Operating Losses	$79,460.00	$43,790.00
Valuation allowance	$(79,460.00)	$(43,790.00)
Deferred tax asset, net	$—	$—

As of December 31, 2022, the Company has estimated tax net operating loss carryforwards of approximately $378,000 which can be carried forward indefinitely. Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

The Company has examined all available evidence and has determined that a valuation allowance is necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2022. The total valuation allowance established as of December 31, 2022 was approximately $36,000. The change in the valuation from December 31, 2021 to December 31, 2022 was approximately $22,500.

Note H – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Item 4.	Exhibits

INDEX TO EXHIBITS

Description		Exhibit
Certificate of Incorporation	*	2.1
Bylaws	*	2.2
Instruments defining rights of securityholders:
Form of Subscription Agreement	#	4.1
Material Contracts:
Tax Receivable Agreement	*	6.1
LLC Agreement of VICTORYBASE HOLDINGS LLC	*	6.2
First Amendment to LLC Agreement of VICTORYBASE HOLDINGS LLC	^	6.3
Second Amendment to LLC Agreement of VICTORYBASE HOLDINGS LLC	#	6.4
Third Amendment to LLC Agreement of VICTORYBASE HOLDINGS LLC	+	6.5
Form of Indemnification Agreement	*	6.6
Form of Master Control and Contribution Agreement	^	6.7
Contribution Agreement (to Contribute SC1 to Holdings)	^	6.8
Form of Sub-Control Agreement	^	6.9
LLC Agreement of NY1	#	6.10
NY1 Loan Agreement	#	6.11
NY1 Loan Note	#	6.12
SC1 Loan Agreement	+	6.13
SC1 Loan Note	+	6.14

*	Previously filed as exhibit to offering statement on Form 1-A filed December 9, 2021.
^	Previously filed as exhibit to Supplement to Offering Statement filed January 30, 2023.
#	Previously filed as Exhibit to Post-Effective Amendment to Form 1-A filed April 26, 2023.
+	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICTORYBASE CORPORATION

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

September 28, 2023